UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

(Amendment No.     )*

Country Style Cooking Restaurant Chain Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

22238M109

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22238M109

1.	Names of Reporting Persons SIG China Investments One, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power * 12,000,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power * 12,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person ** 12,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person (See Instructions) CO

* SIG Asia Investment, LLLP is the investment manager to SIG China Investments One, Ltd. and as such may exercise voting and dispositive power over these shares.

** The Reporting Persons hold Ordinary Shares. Each of the Issuer’s presently outstanding American Depositary Shares represents four (4) Ordinary Shares.

CUSIP No. 22238M109

1.	Names of Reporting Persons SIG Asia Investment, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power * 12,000,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power * 12,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person ** 12,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person (See Instructions) PN

* SIG Asia Investment, LLLP is the investment manager to SIG China Investments One, Ltd. and as such may exercise voting and dispositive power over these shares.

** The Reporting Persons hold Ordinary Shares. Each of the Issuer’s presently outstanding American Depositary Shares represents four (4) Ordinary Shares.

CUSIP No. 22238M109

Item 1.
	(a)	Name of Issuer Country Style Cooking Restaurant Chain Co., Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 18-1 Guojishangwu Center, 178 Zhonghua Road, Yuzhong District, Chongqing, People’s Republic of China

Item 2.
	(a)	Name of Person Filing SIG China Investments One, Ltd. SIG Asia Investment, LLLP
(b)

Address of Principal Business Office or, if none, Residence

SIG China Investments One, Ltd.

One Capital Place

P.O. Box 1787GT

Grand Cayman, Cayman Islands

British West Indies

SIG Asia Investment, LLLP

401 City Line Ave., Suite 220

Bala Cynwyd, PA 19004

	(c)	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person
	(d)	Title of Class of Securities Ordinary Shares, par value US$0.001 per share
	(e)	CUSIP Number 22238M109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 22238M109

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

CUSIP No. 22238M109

Item 10.	Certification
Not Applicable

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of February 11, 2011, by and between SIG China Investments One, Ltd. and SIG Asia Investment, LLLP.

Exhibit II:  Limited Power of Attorney executed by SIG China Investments One, Ltd., authorizing SIG Asia Investment, LLLP to sign and file this Schedule 13G on its behalf, dated as of May 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2011

SIG China Investments One, Ltd.

By:  SIG Asia Investment, LLLP,

pursuant to a Limited Power of Attorney

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	Vice President

SIG Asia Investment, LLLP

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	Vice President

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares of Country Style Cooking Restaurant Chain Co., Ltd. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 11, 2011

SIG China Investments One, Ltd.

By:  SIG Asia Investment, LLLP,

pursuant to a Limited Power of Attorney

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	Vice President

SIG Asia Investment, LLLP

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	Vice President

EXHIBIT II

LIMITED POWER OF ATTORNEY

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the      day of May, 2006 by SIG China Investments One, Ltd. (hereinafter called “the Company”), whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1787, Grand Cayman, Cayman Islands, B.W.I.

WHEREAS, by agreement dated May    , 2006, by and between the Company and Susquehanna Asia Investment, LLLP, the Company expressly authorized Susquehanna Asia Investment, LLLP to enter into transactions in certain designated areas as defined in the Amended and Restated Discretionary Investment Management Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Joel Greenberg (Director) and Woodbourne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of SUSQUEHANNA ASIA INVESTMENT, LLLP, which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Amended and Restated Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
SIG CHINA
INVESTMENTS ONE, LTD.	By:	/s/ Joel Greenberg

was hereunto affixed in the presence of:		Joel Greenberg
(Director)